EXHIBIT 11.1

Statement Regarding Computation of Per Share Earnings

Computation of Earnings Per Share

The following formula was used to calculate the earnings per share, page 3, Consolidated Statements of Income for the year ended December 31, 2006, 2005 and 2004, included in this report as Exhibit 13.1.

(Calculation)

Net Income / Weighted average shares of common stock outstanding for the period

= Earnings Per Share

	December 31,
	2006	2005	2004
Weighted Average Shares Outstanding	1,528,443	1,528,443	1,528,443
Net Income	$2,143,824	$2,262,265	$2,637,325
Per Share Amount	$1.40	$1.48	$1.73